WACHTELL, LIPTON, ROSEN & KATZ

MARTIN LIPTON

HERBERT M. WACHTELL

BERNARD W. NUSSBAUM

RICHARD D. KATCHER

PETER C. CANELLOS

ALLAN A. MARTIN

LAWRENCE B. PEDOWITZ

ROBERT B. MAZUR

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

DAVID M. EINHORN

KENNETH B. FORREST

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

WARREN R. STERN

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MICHAEL B. BENNER

MARC WOLINSKY

DAVID GRUENSTEIN

PATRICIA A. VLAHAKIS

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

PAMELA S. SEYMON

STEPHANIE J. SELIGMAN

ERIC S. ROBINSON

JOHN F. SAVARESE

SCOTT K. CHARLES

ANDREW C. HOUSTON

PHILIP MINDLIN

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

CRAIG M. WASSERMAN

ADAM D. CHINN

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

KAREN G. KRUEGER

DOUGLAS K. MAYER

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

MITCHELL S. PRESSER

ILENE KNABLE GOTTS

JEFFREY R. BOFFA

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

MICHAEL S. KATZKE

RACHELLE SILVERBERG

DAVID C. BRYAN

STEVEN A. COHEN

GAVIN D. SOLOTAR

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JARED M. RUSMAN

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

JAMES COLE, JR.

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000

FACSIMILE: (212) 403-2000

_______________

GEORGE A. KATZ (1965-1989)

JAMES H. FOGELSON (1967-1991)

_______________

OF COUNSEL

WILLIAM T. ALLEN

LEONARD M. ROSEN

THEODORE GEWERTZ

MICHAEL W. SCHWARTZ

THEODORE A. LEVINE

ELLIOTT V. STEIN

NORMAN REDLICH

J. BRYAN WHITWORTH

JOHN M. RICHMAN

AMY R. WOLF

_________

COUNSEL

ADRIENNE ATKINSON

LAWRENCE A. PASINI

ANDREW J.H. CHEUNG

ADAM J. SHAPIRO

PAMELA EHRENKRANZ

September 26, 2005

J. AUSTIN LYONS

LORI S. SHERMAN

PAULA N. GORDON

T. EIKO STANGE

DAVID A. SCHWARTZ

JED I. BERGMAN

MICHAEL A. CHARISH

DAMIAN G. DIDDEN

JOHN F. LYNCH

ERIC M. ROSOF

WILLIAM SAVITT

MARTIN J.E. ARMS

BENJAMIN D. FACKLER

ISRAEL FRIEDMAN

DIMITRY JOFFE

ROY J. KATZOVICZ

ROBERT J. LIUBICIC

GREGORY E. OSTLING

JONATHAN E. PICKHARDT

GREGORY N. RACZ

EDWARD J.W. BLATNIK

BENJAMIN S. BURMAN

NELSON O. FITTS

JEFFREY C. FOURMAUX

MICHAEL GAT

JEREMY L. GOLDSTEIN

MAURA R. GROSSMAN

JOSHUA M. HOLMES

JOSHUA A. MUNN

DAVID E. SHAPIRO

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

WILLIAM R. HARKER

DAVID KAHAN

MARK A. KOENIG

DAVID K. LAM

KENNETH K. LEE

LAURA E. MUÑOZ

MICHAEL S. WINOGRAD

FORREST G. ALOGNA

JAMES R. LEVINE

GORDON M. MEAD

SAMUEL J. RASCOFF

DANIELLE L. ROSE

BENJAMIN M. ROTH

ROBIN M. WALL

DAVID M. ADLERSTEIN

SHIRI BEN-YISHAI

ANATOLIY BIZHKO

JOSHUA D. BLANK

JOSHUA A. FELTMAN

JONATHAN H. GORDON

CHETAN GULATI

ADAM HICKEY

MARGARET ISA

ANDREW S. JACOBS

EMIL A. KLEINHAUS

CHI T. STEVE KWOK

JASON M. LYNCH

HEATHER L. MAHAR

DEBORAH MARTINEZ

WILLIAM E. SCHEFFER

DAVID B. SILVA

KRISHNA VEERARAGHAVAN

ADIR G. WALDMAN

B. UMUT ERGUN

KRISTELIA A. GARCIA

ANNIE H. JEONG

SARAH S. JOHNSON

MICHAEL KRASNOVSKY

SARAH A. LEWIS

YELENA LUNGIN

SARAH FERN MEIL

GARRETT B. MORITZ

ALISON L. PLESSMAN

ADAM M. GOGOLAK

DANIEL E. HEMLI

SCOTT B. LUFTGLASS

PAUL S. MISHKIN

KEVIN OTERO

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lazard Group LLC
Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Lazard Group LLC, a Delaware limited liability company (formerly Lazard LLC) (the “Company”), we are submitting for filing Amendment No. 2 to the Company’s Registration Statement on Form S-4 (the “Registration Statement”). The Registration Statement relates to the Company’s offer to exchange an aggregate principal amount of up to $550,000,000 of its currently outstanding 7.125% Senior Notes due 2015 for an equal principal amount of new 7.125% Senior Notes due 2015.

Please note that the filing fee for the Registration Statement was previously paid upon the initial filing of the Registration Statement.

If you have any questions regarding this filing, please contact Gavin Solotar at (212) 403-1303, or Benjamin D. Fackler, Esq. at (212) 403-1395, both of this office, as counsel to the Company.

WACHTELL, LIPTON, ROSEN & KATZ

Securities and Exchange Commission

September 26, 2005

Very truly yours,

/s/ Sarah A. Lewis
Sarah A. Lewis, Esq.

cc: Scott D. Hoffman, Esq. (Lazard Group LLC)